Filed by Vascular Biogenics Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vascular Biogenics Ltd.

Commission File No.: 001-36581

Date: February 23, 2023

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 22, 2023, among Vascular Biogenics Ltd., an Israeli corporation (“VBL”), Notable Labs, Inc., a Delaware corporation (“Notable”), and Vibrant Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of VBL (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Notable will be merged with and into Merger Sub (the “Merger”), with Notable continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of VBL. The following is a transcript of the joint conference call and webcast hosted by VBL and Notable on February 23, 2023 to discuss the announcement of the proposed Merger transaction involving VBL and Notable. The slides that are referred to herein are furnished as Exhibit 99.2 of the Current Report on Form 8-K filed by VBL with the Securities and Exchange Commission on February 23, 2023.

VIAVID

communications simplified.

VBL Therapeutics

Proposed Merger Between VBL Therapeutics and Notable Labs

February 22, 2023

C O R P O R A T E   P A R T I C I P A N T S

Dan Ferry, Managing Director, LifeSci Advisors

Dror Harats, MD, Chief Executive Officer, VBL Therapeutics

Thomas Bock, MD, MBA Chief Executive Officer, Notable Labs

Joseph Wagner, PhD, Chief Scientific Officer, Notable Labs

P R E S E N T A T I O N

Dan Ferry

Thank you, Operator. Good morning everyone and welcome to today’s call discussing the proposed transaction between VBL Therapeutics and Notable Labs.

Today we will provide prepared remarks and will not be taking questions. Joining me on the call are Professor Dror Harats, CEO of VBL Therapeutics; Dr. Thomas Bock, Chief Executive Officer of Notable Labs; and Joseph Wagner, PhD, Chief Scientific Officer.

Please note that in addition to this morning’s press release announcing the proposed merger transaction, included with the webcast is a slide presentation to accompany today’s prepared remarks. You may also access the presentation on both the VBL Therapeutics website at www.vblrx.com and the Notable Lab’s website at www.notablelabs.com.

We will begin with Slide 2, providing an overview of our forward-looking statements in connection with the proposed transactions and the accompanying presentation. These include statements about future expectations, plans and prospects for VBL Therapeutics and Notable Labs, including but not limited to the ability of the parties to close the proposed merger, the ability of Notable Labs to close the concurrent financing and the amounts of the proceeds thereof, the ability of the parties to secure stockholder approval and consummate the merger and the timing of closing, the continued listing of the shares on NASDAQ, the proceeds of the merger and the concurrent financing, the cash runway of the combined company into 2025, and the ability of Notable Labs to undertake certain activities and accomplish certain goals with respect to its development programs.

As a result of various important factors, actual results may differ materially from these forward-looking statements. These factors are discussed in our press release issued this morning, our Form 8-K filed with the SEC this morning and VBL Therapeutics other SEC filings. In addition, any forward-looking statements represent our views as of today and should not be relied upon as representing our views of any subsequent date. While we might update forward-looking statements at some point in the future, unless legally required, we specifically disclaim any obligation to do so.

Turning to Slide 3, as outlined here we encourage current and prospective investors to continuously refer to and review VBL Therapeutics’ SEC filings, including a Registration Statement on Form S-4 that will contain a proxy statement, prospectus and important information about Notable Labs, as these documents will contain important information about the transaction and the participants’ interests in such transaction. These documents can be obtained free of charge on VBL Therapeutics’ website at www.vblrx.com, or by contacting VBL Therapeutics’ Investor Relations at ir@vblrx.com once these filings are complete, or on the SEC’s website at www.sec.gov.

I’d now like to hand it over to Professor Harats to discuss the transaction and why VBL is excited about the merger and combined company. Dror?

Dror Harats

Good morning and thanks for joining us for this exciting announcement for VBL shareholders. I’d now like to provide a brief overview of the transaction on Slide 4 and then I will turn the call over to Dr. Thomas Bock for the presentation of Notable Lab’s business.

Back in August of 2022, we announced our intent to pursue strategic alternatives to maximize shareholder value. We felt, and with substantial justification, that the market value of our company was significantly less than its true worth, and embarked on a process to unlock this overlooked value. Our first key strategic transaction under this process was the recently announced sale of our facility and associated assets for $7.1 million. Second—and that’s the reason for our presentation today—after a thorough and extensive review of our options, the boards of both VBL Therapeutics and Notable Labs have agreed that the two companies would merge to create a leading clinical stage oncology company utilizing Notable’s Predictive Precision Medicine Platform to develop therapeutics in a more efficient and effective way for the benefit of patients in need.

Under the terms of the merger agreement, stockholders of Notable Labs will receive newly issued shares of VBL common stock. Notable Lab’s shareholders are expected to own approximately 76% of the combined company after accounting for the pre-merger financing, and VBL stockholders will own approximately 24% of the combined company. The percentage of the combined company that VBL’s stockholders will own as of the close of the transaction is subject to adjustment based on the amount of Notable’s net proceeds from the financing and VBL’s net cash at the closing date, among other adjustments as described in the merger agreement.

The transaction is being supported by a $10.3 million financing led by recognized healthtech investors including Builders VC, B Capital Group, Y Combinators, First Round Capital, and Founders Fund. The combined company is expected to operate under the name Notable Labs with its shares listed on the NASDAQ Capital Market under the ticker symbol NTBL. The merger is expected to close in the second quarter of 2023.

I’ve been in drug development for over 30 years and believe that Notable is going to be able to crack some of the holy grails in drug development, most notably, the ability to predict patient response to a given treatment before embarking on it. Many have tried, but what makes Notable unique is their combination of cutting-edge biology and data analysis using machine learning against their proprietary database of over 190 billion lines of data derived from analysis of patients’ tissue, blood samples and clinical outcomes. With this foundational platform, rather than primarily use it as a diagnostic, as is standard, they are taking a unique approach utilizing it to build a portfolio and new type of precision medicines, predictive precision medicine. Notable in-licensed asset has already demonstrated compelling clinical activity, have been validated on the platform prior to acquisition, and then develop them with the promise of being able to select clinically responding patients and, thus, achieve high prospective response rates. This would save significant time and money during clinical development and position the program for commercial success with longer patent protection.

We have also had a chance to work closely with their excellent management team, who have a great track record developing blockbuster drugs and are supported by a strong, top tier syndicate of investors who we believe will continue to support the company’s growth in the public markets.

In coming to where we are today, after a thorough and excessive search, we confidently believe that the proposed merged company not only provides the best path forward but also delivers compelling synergism and econism that will position the new enterprise to deliver both near-term and long-term value for existing VBL and Notable Labs stockholders and patients.

I’d like to turn the call over to Thomas now to provide an overview of Notable Labs.

As many of you know, Dr. Bock has led the development and commercialization of numerous cancer and rare disease treatments including paradigm-changing blockbusters such as Gleevec, Revlimid, and Soliris. Thomas has led the transition of Notable Labs from a diagnostics-focused to an integrated therapeutic platform company. He is now poised to move the company further ahead.

Thomas?

Thomas Bock

Thank you. Thank you very much, Dror. Good morning everyone and thank you for joining us. I am excited to be here today and to introduce you to Notable Labs.

Before advancing through the balance of the presentation, I’d first like to acknowledge and thank Dror, Sam Backenroth, VBL’s CFO, and the entire VBL Board and team for their confidence in Notable Labs. I would like to highlight and thank them for their diligence, strategic input, and commitment to their stockholders along the entire process.

And indeed, Dror, not only did both our boards approve and strongly support this deal, but as you mentioned, in addition, Notable Labs has received irrevocable commitments for an $10.3 million private placement by leading healthtech investors and long-term supporters. I would like to especially highlight and thank Builders VC, B Capital Group, Y Combinator, First Round Capital, and Founders Fund for their tremendous support over many years and for their expression of great confidence into our team, plans and growth. I would like to thank and applaud Matt DeSilva for his vision and perseverance in founding and building Notable as an inspirational and caring company that focuses the most cutting edge technologies on transforming the lives of patients in desperate need.

Turning to Slide 5, Notable is defining a new field of precision medicine, predictive precision medicine, and we are merging biology and technology to achieve a highly ambitious goal: to dramatically improve patient outcomes, and the success, speed, and return on investment on drug development.

We believe that patients urgently need approaches that go beyond the traditional precision medicine paradigm, beyond targeting genetic mutations. There is no doubt that traditional precision medicines have created huge advances, and I personally had the great privilege of being part of the development and commercialization of the world’s first cancer precision medicine, imatinib, also known as Gleevec, a drug targeting a genetic mutation that is a driver of chronic myeloid leukemia.

As a physician, I am thrilled about the life-changing impact this precision medicine has made for patients worldwide. But in the big picture, less than 15%, less than 15% of cancer patients carry a known and actionable biomarker, and precision medicine can therefore only be designed for less than 15% of patients; the others are left behind. And only a few precision medicines are as successful as Gleevec. In many clinical settings, traditional precision medicines deliver response rates of only 30% or less. This is because so many other factors, other than genetic mutations, are impacting whether a patient actually responds even to a perfectly designed precision medicine.

A great example is the well-known precision medicine gilteritinib which is targeting Flt-3, a genetic mutation found in acute myeloid leukemia. It is a well-designed Flt-3 targeting drug, and yet, only 34% of gilteritinib-treated Flt-3 patients respond.

Notable believes that it is the precision, the accuracy of predicting an individual patient’s clinical response that is the foundation of dramatically improving patient outcomes, and de-risking the development of new treatments. This is the reason why Notable has created a unique Predictive Precision Medicine Platform, PPMP, to accurately predict the patients who are most likely to respond to a treatment, and importantly, without the need of genetic markers.

Notable’s PPMP combines the power of biology with the power of technology, including engineering, digital technology, and computational data science. Instead of focusing on one genetic pathway or one other feature, PPMP measures the ex vivo biological response of cancer and normal cells to drugs across many signals and many dimensions. Hundreds of thousands of data points per patient sample are then integrated and translated by computational algorithms into a patient response predictor that describes whether a patient is going to respond to their actual treatment.

Again, we believe that it is the precision, the accuracy, the quality of predicting response that drives the magnitude of improving patient outcome and the success of drug development. Therefore, Notable’s PPMP has been designed as a high-throughput, automated platform that enables virtuous learning cycles and continuous optimization, patient sample by patient sample.

Our continuous learning and optimization made possible that all of Notable’s clinical validation studies, with recognized medical centers such as Stanford University and MD Anderson Cancer Center, all these studies predicted responding patients with a high level of predictive precision, as my colleague and Notable’s Chief Scientific Officer Joe Wagner will share with you in a moment.

Already today, our continuously growing data repository is massive and includes over 190 billion lines of data derived from the analysis of patients’ tissue, blood samples and clinical outcomes, and counting. This data repository is Notable’s digital backbone and drives our strategy of expanding our platform capabilities from disease to disease and more and more predicted medical outcomes.

While we are working with top academical centers to continually advance and expand our platform, we focus our business model and resources on developing and delivering a new type of precision medicine, predictive precision medicine. This is how we do it.

We focus on indications with high unmet needs because that is where the greatest value for patients and shareholders can be created. Typically, that would be clinical settings in which only one in three treated patients respond to currently available treatments, or patients for whom available treatments do not work at all.

Using PPMP, we target and in-license assets which demonstrated compelling clinical activity but only in 10% to 30% of patients. In the hands of other companies, many of these assets either had concerns about their FDA approvability or their commercial success due to their low response rate. But we at Notable have screened hundreds of assets on our platform, and for many of these assets we can predict their clinically responding patients with high precision. This provides us with he opportunity to fast-track their development selectively in clinical responders and to deliver higher response rates.

Assuming that Notable predictive precision medicines deliver the high response rates that correspond to the high predictive precision that we showed in our clinical validation studies, our business model can be expected to deliver superior competitive profiles in our targeted settings. As Joe will share in more detail, Notable has in-licensed volasertib, a drug that was originally developed through Phase 3 by Boehringer Ingelheim and that has shown clinical activity across liquid and solid tumors. Notable’s lead program is geared to serve patients with acute myeloid leukemia with Phase 2a clinical results planned for the third quarter of 2024.

We are also co-developing fosciclopirox, together with its sponsor CicloMed, after an earlier collaboration with CicloMed demonstrated a strong performance of fosciclopirox on our predictive platform. Topline results from fosciclopirox Phase 2A trial are expected in the fourth quarter of this year.

For patients and physicians, the use of our platform is simple: A blood or bone marrow sample containing cancer cells and normal cells is shipped to Notable Labs and is co-processed with a given drug or drugs under our optimized proprietary conditions. Our PPMP measures the differential behavior and response of the patient’s cancer cells vs normal cells down to the single cell level, and our algorithms translate those hundreds of thousands of data points into a patient response predictor. A patient’s predicted response is delivered within days from sample receipt, and thus, within a clinically actionable timeframe.

How many predicted responders will respond to their actual treatment is called the precision of such a platform. Predictive precision thus translates into clinical response rate, and in the three clinical validation studies that Joe will share, all patients identified by PPMP as responders, except one, did respond to their actual treatment.

This level of precision has been achieved by merging biology and technology with the goal of overcoming the limitations of traditional precision medicines and the more recent approaches of AI-driven drug design. PPMP replaces one-dimensional targeting with multi-dimensional response measuring, and simply puts biology back into computational models to reflect more closely what’s actually going on in the patient’s treatment.

PPMP enables a superior differentiation of Notable’s business model. One, using PPMP, Notable can target and in-license the most compelling assets with demonstrated clinical activity; two, fast-track remaining development selectively in responding patients with smaller and less costly trials; and three, deliver a superior competitive profile by enriching responding patients during development.

Leveraging PPMP, this is our vison for tomorrow’s medicine. Nothing less than improving the medical outcomes for patients dramatically while at the same time, simplifying the practice of medicine for physicians in a more and more complex world. Where today, patients and physicians often face tough choices between multiple treatments with unpredictable outcomes, guided by complex guidelines, Notable aspires that tomorrow they will jointly achieve predictable and compelling outcomes, simply using a test that ensures that each treated patient is a responding patient.

Slide 12 summarizes the targeted direct impact of successfully predicting responding patients, improved patient outcomes and de-risked drug development, and that is due to enriching of responding patients. This enables smaller trials, faster trials, and less costly trials.

Importantly, combining a predictive medicine with PPMP as its companion diagnostic creates the potential for new IP and thus longer patent protection for marketed treatments, the prospect of substantial and scalable value creation with fewer resources compared to traditional drug development.

We outline our lead development programs here on Slide 13. Notable’s in-licensed asset is volasertib, which is a highly potent PLK-1 inhibitor proven to induce cell cycle arrest and apoptosis in various cancer cells. While volasertib demonstrated meaningful clinical responses in a subset of studied patients in both a Phase 2 and a Phase 3 trial, in our upcoming and redesigned Phase 2a trial, we will leverage PPMP to identify volasertib-responsive patients prior to treatment, and selectively enroll PPMP-predicted clinical responders. We expect to initiate our Phase 2a study in adult AML in the third quarter of 2023 with topline results expected in the third quarter of 2024.

Fosciclopirox, our other partnered program, is a prodrug of ciclopirox and was invented by scientists at The University of Kansas Cancer Center and the Institute for Advancing Medical Innovation, University of Kansas Medical Center’s product development enterprise. Notable and CicloMed, the sponsor of ciclopirox, have initiated a co-development Phase 2a clinical trial of fosciclopirox in adult patients with AML. We are applying our PPMP platform to assess patient sensitivity to fosciclopirox and expect this study to readout in the fourth quarter of 2023.

I’d now like to turn the presentation over to my colleague Joe Wagner to discuss the intricacies of the PPMP platform and the data that our team has produced. Joe?

Joseph Wagner

Thanks Thomas. Let’s begin on Slide 14 with an overview of our Predictive Precision Medicine Platform, represented schematically on this slide.

Here we depict the inputs to the platform on the left, the customized biological experiments that are conducted in the middle, and the output on the right. Starting on the left, to determine whether a patient is likely to respond to a given treatment, we take a fresh sample of a patient’s tumor cells and incubate them with the drug we are testing. Then, using our customized high-throughput assays, we measure the biological response of the cells to the drug.

We collect hundreds of thousands of data points at the individual cellular level from each patient. Unlike past precision medicine approaches, which essentially only counted total dead cells, we customize the assay by optimizing pharmacokinetics—parameters such as dose and dosing schedule—and pharmacodynamics—biological endpoints—to the specific mechanism of action for a particular drug class. For example, some drug classes work by directly killing tumor cells—for example, classic chemotherapeutics—while other drugs exert more subtle effects on cells, or even act indirectly through other cell populations—for example, immune-oncology drugs. The features that we measure include proliferation, differentiation, cell cycle arrest and cell death, among others.

As you might imagine, the optimization of our assays and training of our algorithms requires large scale experiments and hypercomplex experimental designs. In order to maximize experimental throughput on our platform we have integrated hardware, automation and customized software into a work cell-based platform in order to design, execute and analyze our results. This Predictive Precision Medicine Platform represents the discovery and development engine at Notable Labs.

We turn now to one of our central differentiators and barriers to entry. The key to developing the highest performing predictive assays lies in having access to large quantities of patient data. This reflects a general truth of data science—the bigger the dataset, the higher the predictive power of any data set derived algorithm.

To date, we have analyzed patient responsiveness ex vivo across thousands of primary samples, creating a significant functional drug sensitivity dataset. So far we have been broadly focused in hematologic malignancies but have had some success with a variety of solid tumors.

The repository currently consists of 190 billion lines of data and we continue to receive samples from up to 10% of a given day’s AML patients in the US. This access reflects our strong relationships with top tier medical institutions across the country and gives us an extraordinary database to power our predictive algorithms. Finally, it constitutes a barrier to entry that other companies in the sector cannot easily surmount. The data we generate from these retrospective or avatar trials can then be clinically validated in prospective validation studies.

I would like now to review with you the study designs from our clinical validation studies.

To date, we have conducted four validation trials in collaboration with leaders in the field of hematology at top tier university hospitals. I won’t get into the very specific details of the individual studies, which are summarized in this slide, other than to say that these studies assess our platform performance across several different blood cancers and multiple standard of care treatment options.

All of the studies share a similar design. First, patients are enrolled into the study immediately prior to receiving a treatment. Second, a baseline sample of peripheral blood or bone marrow is obtained and patient responses are assessed ex vivo on the Notable platform. Finally, patients then receive treatment and the outcome of that treatment—response or no response—is then compared to the predicted outcome as obtained from the platform.

Let’s turn to the results of the first three trials, which appear on this slide.

The data are presented in so-called violin plots. In brief, each dot represents an individual patient. On the Y axis, patients with Notable scores below zero are flagged as responders on the platform. On the X axis, we have the actual clinical outcomes, that is non-responders versus responders. Blue dots signify patients that demonstrated clinical outcomes consistent with our prediction; orange dots represent incorrect outcome predictions from the platform.

The critical area to look at on these plots is the lower right region, that is, patients that we predicted would respond to the treatment and actually did demonstrate a response clinically. The predictive precision, or what is formally known as positive predictive value, is the proportion of patients predicted to respond who actually respond. It is calculated by taking the total number of patients who both responded and were predicted to respond—total number of patients in the lower right—and dividing this number by the total number of patients predicted to respond. That is, total number of patients in the bottom half of the diagram with a negative Notable score. We observed that predictive precision ranged from a low of 83% in the MD Anderson study to 100% in the Stanford and Texas Children’s studies.

Here is a way to think of this. If we had limited the patients we treated in these studies to people who had been predicted to be responders by the Notable platform, the response rate observed in the clinic would range from 83 to 100%. We did not include the results of the Washington University study but results from this trial are in and will be presented at the AACR meeting this spring in San Diego.

Now, we know that these results sound astonishing and we believe that they are indeed very strong. However, we recognize that these are relatively small studies. Collectively, they enrolled a total of 74 patients. But we examined them rigorously using accepted statistical methods, including bootstrapping, for small sample sizes to determine what range of performance we might see in a large patient population. Let us look at the confidence intervals that emerged from these analyses.

Using the most conservative estimate, the lower bound of the confidence intervals, we accurately predict responders with 69% accuracy in the Stanford study, 50% in the MD Anderson study and 100% in the Texas Children’s study. Now, just to remind you, gilteritinib is an approved drug which targets Flt-3, a genetic mutation found in 30% of patients with AML. Still, only 34% gilteritinib-treated Flt-3-positive patients respond. As Thomas noted, we plan to target indications where the standard of care provides a response rate of less than 30%.

The most conservative estimate for the accuracy of our predictions is 50%. This estimate suggests that the response of patients to drugs identified by our platform will exceed those of an approved therapeutic and our target indications by at least 20%.

After we demonstrated the robust performance of our predictive platform in these validation studies focused on current standard of care agents, Notable began a search for therapeutic assets to in-license and de-risk using our platform. We focused our search on available therapeutics in the hematology space. Three key criteria guided our search. First, the asset had to have significant patient experience, that means a Phase 2 study or later, so that pharmacokinetics, safety profile, etc. would already be defined. Second, it had to have demonstrated responders and activity in clinical trials. Third, there had to be a significant market opportunity with a large unmet medical need in one or more indications for which it had been trialed.

Our search identified over 80 potential candidates. We then began procuring these candidates under MTA and tested them on our platform to identify the highest performers. Here our criteria for success was high performance on our platform. I’ll describe what high performance means on the next slide. Suffice it to say, the first candidate asset to cross the finish line was volasertib.

A little about volasertib. Volasertib is a novel PLK1 inhibitor originally developed by Boehringer Ingelheim. BI advanced volasertib in a number of clinical trials with a main focus on AML, which they brought through Phase 3 trials. The results of the Phase 2 and 3 trials have been published and are available to the public. In a nutshell, they observed a 31% overall response rate in their Phase 2, which translated into significant improvements in overall survival, while the Phase 3 demonstrated a 27% overall response rate that did not translate into significant improvement in survival, which led to BI shelving the asset. Most importantly, volasertib meets the pipeline criteria in terms of efficacy signal and extensive patient experience.

What about performance on our platform? To assess this, we conducted an avatar trial in a prospective patient cohort.

This slide summarizes the results of our volasertib avatar trial. In this study, we collected patient samples from 65 AML patients and ran the samples through our screening platform using a locked assay optimized to stratify predicted responders. Our analyses predicted that 20 of 65 or approximately 30% of patients in this population would respond to treatment with volasertib. Remember, 30% is equivalent to the response rate that BI found in their Phase 2 study in AML, consistent with our hypothesis that the platform will identify AML patients who respond to volasertib. Now, assuming our previous validation study results are an accurate guide, that means if we were to enroll these 20 patients into our clinical trial, we would expect that between 50 and 100% of the participants in this trial will demonstrate clinical responses to volasertib.

This slide lays out the clinical development path for volasertib that we will pursue beginning in 2023, a pathway similar for any Phase 2-ready or later asset we acquire. In brief, we will initiate a two-part Phase 2 in AML focused on locking the algorithm cutoff in Phase 2a and validating the performance of the selection algorithm in Phase 2b. Upon a successful Phase 2, we will initiate a registrational Phase 3. By properly delineating the likely responder populations and focusing the trial on these patients, we estimate that we can reduce the number of patients in the original Phase 3 trial from 666 to approximately 150. We also estimate that the time from Phase 2 trial to FDA approval can be reduced from 90 months to 30 to 40 months and that the patent life after FDA approval can be extended from seven to eight years to 20 years.

The volasertib sensitivity assay will be regulated as a companion diagnostic and will appear in the label of volasertib upon approval.

All told, the overall financial risk associated with a trial is significantly reduced, increasing the expected return to investors.

An additional benefit of our platform is that by pairing volasertib with our prediction platform, we generate new, defensible patent claims that could significantly extend the exclusivity period of volasertib, and provide an efficacy bar that enhances its commercial potential in a large market like AML.

Now, I will turn the microphone back to Thomas. Thomas?

Thomas Bock

Slide 22 translates Notable’s development strategy for predictive precision medicines into our anticipated, value-inflecting milestones, including Phase 2a topline results from the co-development of fosciclopirox in the fourth quarter of 2023, Phase 2a topline results of volasertib in the third quarter of 2024, and volasertib Phase 2b topline results in first quarter of 2025, all in their lead indication, adult AML.

As mentioned earlier, we are excited that the results from Notable’s fourth clinical validation study in collaboration with Washington University will be presented at the AACR Annual Meeting in April of this year.

Talking about excitement leads me directly to our experienced and collaborative team on Slide 23, a team that brings together ideas and expertise that typically are not found within one single company, from therapeutics, to diagnostics, engineering and data science. Collectively, our team members have developed and commercialized dozens of diagnostics and therapeutics, including multi-billion blockbuster medicines and four of the five most successful launches in hematology and rare diseases. They have built, led, acquired and /or IPO’d more than a dozen companies, which greatly facilitated the momentum of Notable and VBLT coming together.

So, together we now continue to pursue Notable’s aspirational and ambitious vision, Transforming Patient Outcomes Through Predictive Precision Medicines. Patient by Patient. Cancer by Cancer.

Thank you very much.

Operator, you may now close the call.

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; VBL’s unaudited cash position at December 31, 2022; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of Notable’s private placement) and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; Notable having sufficient resources to advance its volasertib and any other pipeline candidates and its platform technologies; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond VBL’s control. VBL’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of VBL and Notable to consummate the proposed Merger; (iii) risks related to VBL’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, VBL shareholders and Notable stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of VBL’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Notable’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; (xiv) risks associated with VBL’s financial close process and completion of its audit for the year ended December 31, 2022; (xv) risks associated with VBL’s loss of “foreign private issuer” status; and (xvi) risks related to the closing of the proposed sale of VBL’s Modi’in facility, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in VBL’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC, and in other filings that VBL makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information about the Proposed Merger Transaction and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. VBL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Merger Transaction and Where to Find It

This communication relates to the proposed merger transaction involving VBL and Notable and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, VBL will file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that VBL may file with the SEC and or send to VBL’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF VBL ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VBL, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by VBL with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by VBL with the SEC will also be available free of charge on VBL’s website at www.vblrx.com, or by contacting VBL’s Investor Relations at ir@vblrx.com. VBL, Notable and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from VBL’s shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of VBL is set forth in its Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the SEC on March 23, 2022, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.